Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re:	Coeur d’Alene Mines Corporation Form 10-K for Fiscal Year ended December 31, 2007 Filed February 29, 2008 Schedule 14A Filed April 1, 2008 Comment Letter Dated July 11, 2008 File No. 1-08641

July 18, 2008

Dear Mr. Schwall:

        I am writing on behalf of Coeur d’Alene Mines Corporation (“Coeur” or the “Company”) in response to the Staff’s letter of comments, dated July 11, 2008, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) which was filed on February 29, 2008, and the Company’s Response Letter, dated June 23, 2008. Our responses reflect discussions held during the telephone call we and our outside accountants and legal counsel had on Thursday, July 17, 2008, with Ms. Jill Davis and Mr. Kevin Stertzel of the Staff. Set forth below are the comments contained in your letter and the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2007

Note E — Investments and Other Marketable Securities, page F-19

1.	We have reviewed your response to prior comment number four. Please explain why you determined the fair value of the ABCP based on your assessment of market conditions at the date of acquisition.

Mr. H. Roger Schwall
July 18, 2008

Response:

As disclosed in the Company’s annual report on Form 10-K, the Company acquired these asset- backed securities (ABCP) in connection with the acquisition of Palmarejo on December 21, 2007. The Company recorded the securities, totaling $5.3 million, based on its assessment of the fair value of the securities as of the purchase date. On December 31, 2007, the Company reviewed the carrying value of these investments and assessed whether there were any changes in market conditions since the date of acquisition which would impact the Company’s fair value assessment. No changes to the fair value initially recorded were deemed necessary.

2.	Please tell us which impairment model you are using under GAAP and expand your disclosure to address each of the following with respect to the ABCP.

•	The key terms of security, including maturity dates, auction reset provisions, and interest rate provisions

•	The nature of the collateral, including an indication of credit quality

•	Describe the cause of impairment, including a clarification of whether it was caused by credit and/or liquidity issues

•	The severity and duration of the impairment.

•	Indicate whether underlying cash flows on the securities are being received

•	Describe the valuation techniques used, including key assumptions

•	The number and dollar value of failed auctions

•	Clarify how and when principal will be available, such as, successful auctions occur, buyer found outside auction process, maturity, redemption by issuer

Response:

The Company follows the guidance of FAS 115, Accounting for Certain Investments in Debt and Equity Securities, and accounts for these investments as available for sale securities. The amounts were classified as non-current assets at December 31, 2007, and continue to be so classified today. The Company believes that the carrying value of these investments is not material to the Company’s consolidated financial statements taken as a whole and therefore additional disclosures in the footnotes are not warranted. The Company will continue to assess the materiality of these investments and to the extent they become material to the consolidated financial statements, the Company will provide additional disclosure in future filings as required by GAAP.

Mr. H. Roger Schwall
July 18, 2008

As requested, included below is information addressing each of the matters set forth above in your comment:

•	The key terms of security, including maturity dates, auction reset provisions, and interest rate provisions

— The original securities were invested in two trusts named Apsley Trust and Aurora Trust, which carried interest rates of 5.035% and 4.27%, respectively. The trusts were originally scheduled to mature in February and May 2008, respectively. The trusts underlying assets mature from a few months to greater than 10 years for an overall average of approximately 9 years.

•	The nature of the collateral, including an indication of credit quality

— The underlying assets of the trusts include U.S. sub-prime mortgages, mortgage loans, credit card debt and auto loans. DBRS, the rating agency, initially rated these securities as AAA but down-graded its ratings, in the case of Apsley, in November 2007 and in the case of all other trusts, early in 2008, due to their exposure to the U.S. sub-prime credit markets.

•	Describe the cause of impairment, including a clarification of whether it was caused by credit and/or liquidity issues

— Due to the overall credit crisis and a potential panic associated with the sub-prime portion of the underlying assets collateralizing the notes, the liquidity providers were concerned about their ability to cash out the trust investors. Consequently, the Trust assets were frozen by the Montreal Accord and the activities of the Pan-Canadian Investors Committee for Third-Party Structured Asset Backed Commercial Paper and the active trading market was suspended.

•	The severity and duration of the impairment

— As noted above there is currently no active market and there has been no market since trading in the trust assets was frozen in August 2007. The ABCP restructuring plan, presented pursuant to the Companies’ Creditors Arrangement Act (“CCAA”), was mailed to all noteholders on March 20, 2008 for a vote to be held on April 25, 2008. The noteholders overwhelmingly approved the plan on April 25, 2008. Some noteholders, opposing the release clauses (i.e. inability to sue any of the players involved with these ABCP), challenged the legality of such clauses. The judge presiding over the CCAA proceedings (from the Ontario Superior Court) agreed to hear arguments on the issue of the release clause before providing his final judgment on the fairness of the restructuring plan (as required under CCAA before the plan can be implemented). Hearings in front of Justice Colin Campbell were heard on May 12 and 13. After going-back and forth between investors and financial institutions to allow for limited recourse for fraud, Justice Campbell approved the amended restructuring plan of the ABCP on June 5, 2008. Some investors disagreeing with the limited extent of the release clause allowed by the amended restructuring plan appealed the judge’s decision and presented their case to a 3-judge appeals court on June 25 and 26, 2008. The appeals court of Ontario has yet to decide on whether or not to allow or to reject the arguments of the opposing investors. If the appeals court allows the arguments, the opposing investors will have the ability to go to the Supreme Court of Canada to argue their case, which will result in a further delay in implementing the restructuring plan. If the appeals court rejects the arguments of the opposing investors, the plan as approved by Justice Campbell will soon after be implemented.

Mr. H. Roger Schwall
July 18, 2008

•	Indicate whether underlying cash flows on the securities are being received

— Underlying assets of all of the instruments subject to the ABCP restructuring plan are currently generating cash flows and cash accumulated to date approximates $12 billion. Cash is not being distributed to note holders until resolution of the restructuring plan as described above.

•	Describe the valuation techniques used, including key assumptions

— The Company used a discounted cash flow analysis over a nine year period using an interest rate of 5.25%, which was the market rate for a 9 year AA rated debt instrument at the time of the valuation.

•	The number and dollar value of failed auctions

— There are currently no auctions taking place, and none will occur until after resolution of the restructuring plan as described above.

•	Clarify how and when principal will be available, such as, successful auctions occur, buyer found outside auction process, maturity, redemption

— Upon approval of the restructuring plan, which would essentially consist of exchanging the current paper with term floating rate notes (“FRNs”) with maturities based on the maturities of the underlying assets, investors will be able to sell their investments. As described above, the restructuring plan is currently in the Canadian Court system. It is unknown when resolution will occur.

Mr. H. Roger Schwall
July 18, 2008

Non-Producing and Development Properties, page F-23

3.	We note your response to prior comment five and continue to be unable to agree with your conclusion. It continues to appear that your political risk insurance premiums do not qualify for capitalization, and should be expensed as period costs. The cost of the policy benefits you over a specific period of time whether or not you are in the development or production stage. Once that period of time has passed the utility of the insurance premium that related to that period of time has lapsed. It does not extend the useful life, increase the earning capacity, or improve the efficiency or safety of your mine project. We note that this is further demonstrated by your conclusion that the premiums are expensed as incurred in the production stage. Accordingly it appears that the insurance premiums do not represent costs that can be capitalized, as they do not provide any future economic benefit, and therefore, do not meet the definition of an asset under CON 6. Please contact us if you would like to discuss this further.

Response:

The Company’s accounting policy is to capitalize costs directly identifiable to a mining project in development. Incurred costs, including all forms of insurance, are capitalized if they are direct and incremental; that is, the costs would not be incurred in absence of the project. Absent the availability of political risk insurance coverage over the entire expected mine life, the Company would not have made the decision to proceed to develop the asset in Bolivia. The policy was entered into in December 2004 at the beginning of the development stage of the project and has a twenty year term that runs through 2024, the anticipated life of the project. Although the policy provides for annual premium payments, the policy itself cannot be cancelled by the provider absent a breach by the Company. Consequently, the Company believes the annual premium is a direct and incremental cost of this facility and that it should be capitalized during the development phase of the project consistent with other similar costs. In addition, to clarify the Company’s previous response, the Company intends to treat the cost during the production phase as an inventoriable cost and it will be expensed as the inventory is sold.

In forming its conclusion the Company has considered guidance addressing what costs are required to be expensed as start-up by Statement of Position 98-5 Reporting on the Costs of Start-up Activities (“SOP 98-5”) and which costs are to be excluded from costs to be expensed as start-up costs.

SOP 98-5 paragraph 05 states “For purposes of this SOP, start-up activities are defined broadly as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing some new operation. Start-up activities include activities related to organizing a new entity (commonly referred to as organization costs).”

Mr. H. Roger Schwall
July 18, 2008

SOP 98-5, paragraph 12 states, “Costs of start-up activities including organization costs, are to be expensed as incurred.” However SOP 98-5 paragraph 08 provides that costs of acquiring or constructing long-lived assets and getting them ready for their intended uses are outside the scope of the SOP. Paragraph 26 further recognizes that the definition of start-up costs is imprecise. The SOP attempts to provide clarity to start-up costs by presenting several example illustrations in the Appendix.

Illustration 2 in the Appendix provides examples of costs incurred in conjunction with start-up activities that are outside the scope of the SOP. One of the examples listed is, “security, property taxes, insurance, and utilities costs related to construction activities” (emphasis added). As described above, the political risk insurance is directly related to the construction of the mine and development of the mineral interest; therefore, the Company’s insurance cost is consistent with this example and outside the scope of SOP 98-5. Accordingly, it is not required to be expensed by this literature.

The logical extension of this conclusion is that since expensing is not required, the determination of whether to expense or capitalize is judgmental and based on the facts and circumstances of the situation. As described above, the Company would not have developed this mine and the mineral interest without the political risk insurance policy. Accordingly, it is logical to draw the conclusion that the insurance cost was a critical, absolutely necessary, cost of developing the mine. Further, the coverage provided by this insurance policy relates specifically to the Company’s Bolivia mine and provides no coverage to any other part of the Company’s operations. For these reasons, the Company concluded that the cost of this insurance is a direct and incremental cost related to the development of the mine, and consistent with its accounting policy for costs incurred during development stage of a mine, the Company has capitalized the cost of the insurance policy that was incurred during the development stage. The Company believes this accounting is appropriate and that it is supported by the accounting literature.

The Company has also considered that capitalizing political risk insurance costs are analogous to the requirement to capitalize interest costs in that both of these costs are a cost of acquiring the asset. In addition, the Company believes that the political risk coverage has reduced its cost of funds significantly. This is supported by discussions the Company had with underwriters of the financing, as well as the prominent display of the existence of the coverage within the Company’s offering documents used in connection with the financing of the project. Finally, the Company believes the policy enhances the value of the project, since the policy attaches to the associated property and can be transferred to a prospective buyer.

Mr. H. Roger Schwall
July 18, 2008

Engineering Comment

4.	We propose to have a telephone conference to discuss comment number 6 regarding the inclusion of inferred mineral resources in your disclosure of mineralized material at a date and time to be determined.

Response:

The Company looks forward to hearing from the Staff mining engineer regarding the schedule of a conference call to discuss this comment.

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        In connection with the Company’s responses to the Staff’s comments set forth above, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please feel free to contact Thomas E. Hartman of Foley & Lardner LLP, our counsel, at (313) 234-7102 if you have any questions regarding the above matters. Furthermore, accounting matters may be discussed with the undersigned at (208) 769-8152. Finally, the Staff’s Mining Engineer may call Donald Birak, a geologist and the Company’s Senior Vice President of Exploration, at (208) 769-5088 with any technical questions relating to engineering comments raised by the Staff.

Sincerely,
/s/ Mitchell J. Krebs
Mitchell J. Krebs
Senior Vice President and
Chief Financial Officer

cc:	Kelli C. Kast, Esq. Arthur H. Bill, Esq.